Ferreyros CAT

Ferreyros S.A.A.

Av. Industrial 675
Lima 1, Perú
T 511.336.7070
F 511.336.8331
www.ferreyros.com.pe



82-4567

Exemption pursuant to Rule 12g3-2(b)

Submission of: Other information

Lima, May 15th ,2006



SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Consolidated Financial Statements as of March 31st, 2006 and our Management Report.

Sincerely yours,

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros CAT

RECEIVED
2006 MAY 18 P 3:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**DECLARACIÓN DE RESPONSABILIDAD**

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y subsidiarias durante el período terminado el 31 de marzo del 2006. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil..

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión
Y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Ferreyros CAT

Para mayor información contactar con:
Fiorella Amorrortu, Finanzas Corporativas
Teléfonos: (51-1) 3367070, anexo 4440
Email: famorrortu@ferreyros.com.pe

## FERREYROS S.A.A. Y SUBSIDIARIAS

## INFORME DE GERENCIA POR EL PRIMER TRIMESTRE DEL AÑO 2006

(Lima, Perú, 15 de mayo del 2006).- Ferreyros distribuidor de bienes de capital en el Perú, anuncia sus resultados financieros del primer trimestre del 2006.

Las ventas al 31-03-06 ascendieron a S/. 336.4 millones, en comparación con S/. 231.5 millones del mismo periodo del año anterior, un incremento de 45.3%.

La utilidad neta al 31-03-06 ascendió a S/ 21.0 millones en comparación con S/. 4.2 millones del mismo período del año anterior, un aumento de 403.4%. Este incremento en la utilidad neta ha sido alcanzado gracias a un crecimiento de 45.3% en las ventas, lo cual se explica principalmente por el dinamismo experimentado en casi todos los sectores económicos en los cuales la Compañía realiza sus operaciones, especialmente en el sector minero debido al aumento del precio de los minerales en el mercado internacional. No obstante, es necesario mencionar que parte del incremento en las ventas de repuestos y servicios en el 1T 2006 se explica por una acumulación de reparaciones y por un aumento transitorio en la demanda de repuestos por parte de un cliente importante de la gran minería, por lo que la Compañía estima que los volúmenes alcanzados en dicho período no se mantendrán en el resto del año. Cabe indicar que la utilidad bruta de las ventas de repuestos y servicios es más alta que la de las ventas de productos principales.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al primer trimestre del 2006 y 2005. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

En la Junta General de Accionistas de fecha 28 de Marzo del 2005, se acordó la escisión de un bloque patrimonial de la subsidiaria Motorindustria, relacionado con las actividades de recuperación de piezas y reparación de componentes hidráulicos, el cual ha sido transferido a Ferreyros S.A.A. Esta escisión se hizo efectiva el 1° de marzo del 2006.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

## INFORMACION FINANCIERA

## ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

**VENTAS NETAS**.- Las ventas netas del 1T 2006 ascendieron a S/. 336.4 millones, en comparación con S/. 231.5 millones del mismo período del año anterior, un incremento de 45.3 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) fueron superiores en 38.8% a las del 1T 2005 (S/. 126.7 millones en el 1T 2006; S/. 91.3 millones en el 1T 2005), debido a lo siguiente:

- Incremento de 46.7% en la venta de equipos Caterpillar (S/. 96.5 millones en el 1T 2006; S/. 65.8 millones en el 1T 2005), generado por importantes ventas de camiones mineros Caterpillar a clientes de la gran minería y por la demanda creciente de otros equipos Caterpillar por parte de clientes de la mediana minería y de empresas contratistas que efectúan trabajos de construcción y/o desarrollo para empresas de diferentes sectores económicos.
- Disminución en la venta de equipos agrícolas de 24.4% (S/.6.4 millones en el 1T 2006; S/. 8.5 millones en el 1T 2005); debido básicamente a una menor demanda de máquinas y equipos agrícolas por parte de clientes dedicados a la producción de arroz, como consecuencia de una sobreproducción de dicho producto, que ocasionó una disminución importante en su precio de mercado.
- Crecimiento de 14.8% en las ventas de la línea automotriz (S/. 8.3 millones en el 1T 2006, S/. 7.2 millones en el 1T 2005), producido por la renovación del parque automotor y por la prohibición para importar vehículos usados.
- Incremento de 58.0% en las ventas de unidades usadas (S/. 15.5 millones en el 1T 2006, S/. 9.8 millones en el 1T 2005), que se explica por mayores ventas a empresas contratistas que realizan trabajos de construcción y/o desarrollo para la mediana y gran minería, así como para empresas dedicadas a la construcción de carreteras.

De otro lado, en el 1T 2006, las ventas de repuestos y servicios fueron superiores en 47.7% a las del mismo período del año anterior (S/.180.1 millones en el 1T 2006; S/.122.0 millones en el 1T 2005), debido a importantes ventas de repuestos y servicios a empresas de la gran minería, que a partir del tercer trimestre del 2005 aumentaron significativamente el envío de componentes para su reparación. Es importante mencionar que parte del incremento en las ventas de repuestos y servicios en el 1T 2006 se explica por una acumulación de reparaciones y por un aumento transitorio en la demanda de repuestos por parte de un cliente importante de la gran minería, por lo que la Compañía estima que los volúmenes alcanzados en dicho período no se mantendrán en el resto del año. Cabe indicar que la utilidad bruta de las ventas de repuestos y servicios es más alta que la de las ventas de productos principales.

FERREYROS S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Por otro lado, los ingresos por alquiler de equipos del 1T 2006 mostraron un incremento de 18.3% en comparación con los registrados en el mismo periodo del año anterior (S/. 3.7 millones el 1T 2006; S/. 3.1 millones en el 1T 2005). Este incremento en las ventas del 1T 2006 se debe a una mayor demanda de equipos de alquiler por parte de clientes del sector construcción.

**UTILIDAD EN VENTAS.-** La utilidad en ventas del 1T 2006 ascendió a S/. 78.3 millones, en comparación con S/. 54.3 millones del mismo período del año anterior, un incremento de 44.2%, originado principalmente por mayores ventas de equipos Caterpillar y de repuestos y servicios. En términos porcentuales el margen bruto del 1T 2006 es ligeramente inferior al del mismo período del año anterior (1T 2006: 23.3 %; 1T 2005: 23.5%).

**GASTOS DE VENTA Y ADMINISTRACION.-** Los gastos de venta y administración ascendieron en el 1T 2006 a S/. 44.3 millones en comparación con S/. 41.3 millones del mismo período del año anterior, un incremento de 7.4 %, debido principalmente a un aumento de los gastos variables como consecuencia del importante crecimiento de las ventas del período. En el primer trimestre del 2006 los gastos de venta y administración representan el 13.2% de las ventas netas frente a 17.8% del mismo período del año anterior.

**INGRESOS FINANCIEROS.-** Los ingresos financieros del 1T 2006 ascendieron a S/. 8.7 millones en comparación con S/. 5.4 millones del mismo período del año anterior, un incremento de 60.6%, generado principalmente por un aumento en los descuentos por pronto pago otorgados por proveedores del exterior. En el 1T 2006 los pagos efectuados a proveedores del exterior sujetos a dicho descuento fueron mayores a los realizados en el mismo período del año anterior, debido a un aumento de las compras de equipos y repuestos, como consecuencia del importante crecimiento de las ventas.

**GASTOS FINANCIEROS.-** Los gastos financieros ascendieron a S/. 9.7 millones en el 1T 2006 en comparación con S/.7.6 millones del mismo período del año anterior, un aumento de 27.5% debido a: i) un incremento de S/. 64.7 millones en el pasivo promedio (el pasivo promedio sujeto a intereses en 1T del 2006 ascendió a S/. 434.3 millones, en comparación con S/. 369.6 millones del mismo período del año anterior), y ii) un aumento de las tasas de interés en el mercado internacional, que afectó principalmente el gasto financiero de obligaciones a corto plazo con proveedores e instituciones financieras del exterior. La tasa libor a 180 días de 3.4% al 31-03-05 aumentó a 5.14% al 31-03-06.

**OTROS INGRESOS (EGRESOS).---** En el 1T 2006 se registró en este rubro un egreso neto de S/. 2.5 millones en comparación con un egreso neto de S/. 4.0 millones del mismo período del año anterior. En el 1T 2006, se incluyó en este rubro principalmente los siguientes conceptos: i) un egreso de S/. 3.8 millones por provisión para desvalorización de existencias, ii) un ingreso de S/. 0.4 millones por resoluciones de contrato; y iii) otros ingresos netos por S/. 1.0 millones. En el 1T 2005, se registró en este rubro básicamente los siguientes conceptos: i) un ingreso S/. 0.4 millones por resoluciones de contrato, ii) un

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

egreso de S/. 4.6 millones por provisión para desvalorización de existencias, y iii) un ingreso neto de S/. 0.2 por otros conceptos.

**UTILIDAD (PERDIDA) EN CAMBIO.-** El 1T 2006 y 1T 2005 incluyen utilidades en cambio por S/. 3.9 millones y S/. 1.7 millones, respectivamente. En ambos periodos la utilidad ha sido originada por la apreciación del nuevo sol frente al dólar americano ( 2.1 % el 1T 2006 y 0.6 % el 1T 2005). En el caso de la Compañía, los pasivos en dólares americanos son mayores que los activos en la misma moneda extranjera.

**PARTICIPACIONES E IMPUESTO A LA RENTA.-** Las participaciones e impuesto a la renta al cierre del primer trimestre del 2006 y 2005 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

**UTILIDAD NETA.-** La utilidad neta del 1T 2006 ascendió a S/. 21.0. millones en comparación con S/. 4.2 millones del mismo período del año anterior, un incremento de 403.4%, explicado por un incremento en la utilidad bruta, un incremento en los ingresos financieros, una mayor utilidad en cambio y menores egresos diversos, lo cual ha permitido cubrir el incremento de los gastos de Administración y Ventas, el aumento en los gastos financieros, así como aumentar la utilidad neta en S/. 16.8 millones en relación con la obtenida en el mismo periodo del año anterior.

**UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN (UAIDA.-** La UAIDA (EBITDA, por sus siglas en inglés) ascendió en el 1T 2006 a S/. 48.4 millones frente a S/. 22.9 millones del mismo período del año anterior, lo cual representa un incremento de 111.0%.

**ANALISIS DEL BALANCE GENERAL**

Al 31-03-06, el total de pasivos ascendió a S/. 624.3 millones en comparación con S/. 500.6 millones al 31-03-05, un incremento de S/. 123.7 millones. Por otra parte, el total de activos al 31-03-06 ascendió a S/. 956.4 millones en comparación con S/. 792.1 millones al 31-03-05, un incremento neto de S/. 164.3 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 132.1 millones, como consecuencia de: i) aumento de S/. 85.8 millones por mayores ventas (este importe incluye financiamiento de corto plazo a clientes por un monto importante, que será cobrado en los próximos meses mediante su transferencia a una entidad financiera), ii) aumento de S/.56.9 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Cobrar Comerciales; iii) disminución de S/. 7.4 millones por incremento en la provisión para cobranza dudosa; y iv) disminución de S/. 3.2 millones por incremento en intereses diferidos.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

b) Disminución neta de Otras Cuentas por Cobrar por S/. 57.0 millones, que se explica por: i) disminución de S/. 56.9 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Cobrar Comerciales; y ii) otras disminuciones netas por S/. 0.1 millones.

c) Aumento neto de Existencias por S/. 78.0 millones debido a: i) aumento neto de S/. 75.6 millones por compras efectuadas en el período para atender el crecimiento en la demanda de los clientes; ii) aumento neto de S/. 13.4 millones por transferencia de equipos de alquiler del activo fijo al inventario; iii) disminución de S/. 11.0 millones por incremento de la provisión para desvalorización de existencias

d) Disminución neta del Activo Fijo por S/. 25.0 millones, que se explica por: i) aumento de S/. 22.1 millones por compras de equipos de alquiler; ii ) aumento de S/. 9.1 millones por compras de otros activos fijos; iii) disminución neta de S/. 13.4 millones por transferencia de equipo de alquiler del activo fijo al inventario; v) disminución de S/.34.8 millones por aumento en la depreciación acumulada; vi) disminución de S/. 7.9 millones por aumento en la provisión para desvalorización de activo fijo; y vii) otras disminuciones netas por S/. 0.1 millones.

**LIQUIDEZ DE LA COMPAÑÍA**

El ratio corriente al 31-03-06 es de 1.74, superior al ratio corriente de 1.49 al 31-03-05.

El ratio de apalancamiento financiero al 31-03-06 es 1.43 en comparación con 1.28 al 31-03-05. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

La conformación de las obligaciones de la Compañía al 31 de marzo del 2006 se muestra en el anexo 4.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

**FERREYROS S.A.A. Y SUBSDIARIAS** **ANEXO 1**

## Estado de Ganancias y Pérdidas
(En miles de soles )

| | Acumulado al 31-3-2006 | % | Acumulado al 31-3-2005 | % | Variación % |
|---|---|---|---|---|---|
| **Ventas Netas** | 336,363 | 100.0 | 231,452 | 100.0 | 45.3 |
| Costo de Ventas | -258,040 | -76.7 | -177,135 | -76.5 | 45.7 |
| **Utilidad en ventas** | 78,323 | 23.3 | 54,317 | 23.5 | 44.2 |
| Gastos de Ventas y Administ. | -44,302 | -13.2 | -41,266 | -17.8 | 7.4 |
| **Utilidad en operaciones** | **34,021** | 10.1 | **13,051** | 5.6 | 160.7 |
| Ingresos Financieros | 8,729 | 2.6 | 5,435 | 2.3 | 60.6 |
| Gastos Financieros | -9,667 | -2.9 | -7,583 | -3.3 | 27.5 |
| Otros Ingresos (Egresos), neto | -2,460 | -0.7 | -4,040 | -1.7 | -39.1 |
| **Utilidad antes de diferencia en cambio** | **30,623** | 9.1 | **6,862** | 3.0 | 346.3 |
| Utilidad en cambio | 3,884 | 1.2 | 1,651 | 0.7 | n/a |
| **Utilidad antes de Participaciones e Impuesto a la Renta** | **34,507** | 10.3 | **8,513** | 3.7 | 305.4 |
| Participaciones | -3,040 | -0.9 | -1,195 | -0.5 | 154.3 |
| **Utilidad antes de Impuesto a la Renta** | **31,467** | 9.4 | **7,317** | 3.2 | 330.0 |
| Impuesto a la Renta | -10,455 | -3.1 | -3,143 | -1.4 | 232.6 |
| **Utilidad Neta** | **21,012** | 6.2 | **4,174** | 1.8 | 403.4 |

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

**ANEXO 2**

**FERREYROS S.A.A. Y SUBSIDIARIAS**

**Balance General**

| | | | Variación % 31-mar-06 31-mar-05 |
|---|---|---|---|
| | **31-mar-06** | **31-mar-05** | |
| Caja y bancos | 60,389 | 29,402 | 105.4 |
| Cuentas por cobrar comerciales | 260,223 | 125,255 | 107.8 |
| Inventarios | 330,278 | 252,387 | 30.9 |
| Otras cuentas por cobrar | 13,588 | 70,534 | -80.7 |
| Gastos pagados por adelantado | 9,298 | 8,427 | 10.3 |
| **Activo Corriente** | **673,776** | **486,005** | 38.6 |
| Cuentas por cobrar comerciales a largo plazo | 29,788 | 32,651 | -8.8 |
| Inmueble, maquinaria y equipo | | | |
| Equipo de alquiler | 74,229 | 77,998 | -4.8 |
| Otros activos fijos | 348,994 | 363,319 | -3.9 |
| | 423,223 | 441,317 | -4.1 |
| Depreciación acumulada | -201,900 | -194,917 | 3.6 |
| Inmueble, maquinaria y equipo, neto | 221,323 | 246,400 | -10.2 |
| Inversiones | 17,859 | 19,296 | -7.4 |
| Otros activos no corrientes | 13,646 | 7,763 | 75.8 |
| **Activo no Corriente** | 282,616 | 306,110 | -7.7 |
| **Total Activo** | **956,392** | **792,115** | 20.7 |
| Deuda de corto plazo | 67,132 | 150,378 | -55.4 |
| Otros pasivos corrientes | 320,825 | 176,161 | 82.1 |
| **Pasivo corriente** | **387,957** | **326,539** | 18.8 |
| Deuda de largo plazo | 236,392 | 174,107 | 35.8 |
| **Total Pasivo** | **624,349** | **500,646** | 24.7 |
| Ganancias diferidas | **9,523** | **6,141** | 55.1 |
| **Patrimonio** | **322,520** | **285,328** | 13.0 |
| **Total Pasivo y Patrimonio** | **956,392** | **792,115** | 20.7 |
| **Otra informacion Financiera** | | | |
| Depreciación y amortización (cifras acumuladas al cierre de cada período) | 8,120 | 8,407 | |
| **UAIDA** | **48,410** | **22,853** | |
| **Ratios Financieros** | | | |
| Ratio corriente | 1.74 | 1.49 | |
| Apalancamiento Financiero | 1.43 | 1.28 | |
| Valor contable por acción | 1.25 | 1.18 | |

Ferreyros S.A.A.

**Hugo Sommerkamp Molinari**
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

**FERREYROS S.A.A Y SUBSIDIARIAS**

**Ventas netas por Area de Operaciones**
(En miles de soles)

| | Acumulado al 31-3-2006 | % | Acumulado al 31-3-2005 | % | Variación % |
|---|---|---|---|---|---|
| Caterpillar | | | | | |
| Gran minería | 70,796 | 21.0 | 32,895 | 14.2 | 115.2 |
| Otros | 25,733 | 7.7 | 32,888 | 14.2 | -21.8 |
| | 96,529 | 28.7 | 65,783 | 28.4 | 46.7 |
| Equipos | 6,408 | 1.9 | 8,472 | 3.7 | -24.4 |
| Automotriz | 8,295 | 2.5 | 7,223 | 3.1 | 14.8 |
| Unidades usadas | 15,547 | 4.6 | 9,842 | 4.3 | 58.0 |
| | **126,779** | 37.7 | **91,320** | 39.5 | 38.8 |
| Repuestos y servicios | 180,137 | 53.6 | 121,959 | 52.7 | 47.7 |
| Alquileres | 3,683 | 1.1 | 3,113 | 1.3 | 18.3 |
| Otras ventas de subsidiarias | 25,764 | 7.7 | 15,060 | 6.5 | 71.1 |
| **Total** | **336,363** | 100.0 | **231,452** | 100.0 | 45.3 |

Distribución porcentual de las ventas de la compañía por sectores económicos:

| | Acumulado al 31-03-2006 |
|---|---|
| Minería | 63.6% |
| Construcción | 15.5% |
| Pesca | 4.1% |
| Agricultura | 3.7% |
| Comercio y servicios | 3.4% |
| Industria | 2.0% |
| Hidrocarburos | 1.9% |
| Gobierno | 1.1% |
| Transporte | 0.9% |
| Otros | 3.8% |
| Total | 100.0% |

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

**FERREYROS S.A.A. Y SUBSIDIARIAS**

## Conformación del Pasivo al 31 de marzo del 2006

(En miles de US dólares)

| | Total | Pasivo Corriente | Pasivo a Largo Plazo | |
|---|---|---|---|---|
| | | | Parte corriente | Largo Plazo |
| Bancos | 67,305 | 40,284 | 5,529 | 21,491 |
| Proveedores: | | | | |
| Caterpillar | 4,911 | 4,911 | | |
| Otros | 15,081 | 15,081 | | |
| Bonos corporativos | 55,000 | | 15,625 | 39,375 |
| Caterpillar Financial Services | 12,155 | | 2,753 | 9,402 |
| Otros pasivos | 31,478 | 31,478 | | |
| Total | 185,929 | 91,753 | 23,907 | 70,268 |

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

# FERREYROS S.A.A. Y SUBSIDIARIAS
# NOTAS A LOS ESTADOS FINANCIEROS
# POR EL PERIODO TERMINADO EL 31 DE MARZO DEL 2006

## 1) PRINCIPIOS Y PRACTICAS CONTABLES

- Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 y de las SIC de la 1 a la 33.

- Mediante Resolución N° 038-2005-EF.01, el Consejo Normativo de Contabilidad ha suspendido hasta el 31 de diciembre del 2006 la aplicación obligatoria de la NIC 21, la cual establecía que la moneda funcional debía ser utilizada a partir del 1° de enero del 2006.

  La moneda funcional que utilizará la compañía a partir del 1° de enero del 2007 será el dólar americano debido a que la mayor parte de sus operaciones de compra y venta de bienes y servicios se realiza en dicha moneda.

- Los estados financieros del periodo han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2005.

## 2) ESCISIÓN DE BLOQUE PATRIMONIAL DE COMPAÑIA SUBSIDIARIA

En la Junta General de Accionistas del 28 de marzo del 2005 se acordó La escisión de un bloque patrimonial de la subsidiaria Motorindustria S.A., relacionado con las actividades de recuperación de piezas y reparación de componentes hidráulicos. Esta escisión se hizo efectiva a partir del 1° de Marzo del 2006

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

## 3) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende:

| | 31-03-06 | | 31-12-05 | |
|---|---|---|---|---|
| | Corriente | Largo plazo | Corriente | Largo plazo |
| | S/.000 | S/.000 | S/.000 | S/.000 |
| Facturas y letras | 319,126 | 33,257 | 318,438 | 45,232 |
| Intereses diferidos | (10,110) | (3,469) | (11,083) | (3,897) |
| Provisión para cuentas de cobranza dudosa | (48,794) | | (47,632) | |
| | 260,223 | 29,788 | 259,723 | 41,335 |

## 4) EXISTENCIAS

Este rubro comprende:

| | 31-03-06 | 31-12-05 |
|---|---|---|
| | S/.000 | S/.000 |
| Maquinas, motores y automotores | 154,114 | 145,782 |
| Repuestos | 100,245 | 97,590 |
| Servicios de taller en proceso | 21,240 | 21,043 |
| Mercadería | 14,162 | 13,958 |
| Productos en proceso | 6,420 | 5,506 |
| Materias primas y material de empaque | 2,686 | 6,152 |
| Existencias por recibir | 54,341 | 26,884 |
| | 353,208 | 316,915 |
| Provisión para desvalorización de existencias | (22,931) | (19,218) |
| | 330,278 | 297,697 |

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

| | 31-03-06 | 31-03-05 |
|---|---|---|
| | S/.000 | S/.000 |
| Saldo inicial | 19,218 | 14,424 |
| Adiciones del período | 3,945 | 5,225 |
| Aplicaciones por ventas | (232) | (4,042) |
| Saldo final | 22,931 | 15,607 |

## 5) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

| | Saldos Iniciales | Adiciones al costo y/o aplicadas a resultados | Ventas | Transfe-rencias | Otros Cambios | Saldos Finales |
|---|---|---|---|---|---|---|
| | *S/.000* | *S/.000* | *S/.000* | *S/.000* | *S/.000* | *S/.000* |
| **Costo -** | | | | | | |
| Terrenos | 57,330 | - | - | - | - | 57,330 |
| Edificios y otras construcciones | 105,463 | 315 | - | 4,763 | - | 110,540 |
| Instalaciones | 14,348 | 134 | - | (3,648) | - | 10,834 |
| Maquinaria y equipo | 120,226 | 903 | (1,209) | 3,740 | - | 123,660 |
| Maquinaria y equipo- Flota de alquiler | 77,465 | 1,735 | - | (4,971) | - | 74,229 |
| Unidades de transporte | 9,246 | - | (121) | - | - | 9,125 |
| Muebles y enseres | 36,229 | 259 | (25) | - | - | 36,463 |
| Trabajos en curso | 2,997 | 277 | - | (2,232) | - | 1,043 |
| | 423,305 | 3,623 | (1,355) | (2,348) | - | 423,223 |
| **Depreciación Acumulada -** | | | | | | |
| Edificios y otras construcciones | 38,293 | 841 | - | 622 | - | 39,756 |
| Instalaciones | 7,416 | 305 | - | (622) | - | 7,098 |
| Maquinaria y equipo | 87,500 | 2,967 | (1,002) | 47 | - | 89,513 |
| Maquinaria y equipo- Flota de alquiler | 20,236 | 3,143 | - | (2,258) | 34 | 21,155 |
| Unidades de transporte | 6,983 | 150 | (121) | - | - | 7,012 |
| Muebles y enseres | 28,763 | 672 | (24) | - | - | 29,412 |
| | 189,191 | 8,078 | (1,147) | (2,211) | 34 | 193,946 |
| | 234,113 | | | | | 229,277 |
| Provisión para desvalorización de inmueble | -7,954 | | | | | (7,954) |
| **Costo neto** | 226,159 | | | | | 221,323 |

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

## 6) INTERESES POR TITULOS DE DEUDA

Los intereses devengados en el período por títulos de deuda han ascendido a S/.7.6 millones.

## 7) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

| | 2006 | | | 2005 | | |
|---|---|---|---|---|---|---|
| | Equipos Pesados, repuestos y servicios | Otras Unidades de Negocios | Total | Equipos Pesados, repuestos y servicios | Otras Unidades de Negocios | Total |
| | S/.000 | S/.000 | S/.000 | S/.000 | S/.000 | S/.000 |
| Total ingresos por ventas y servicios | 295,820 | 42,162 | 337,983 | 194,610 | 34,147 | 228,757 |
| Utilidad de operación | 29,826 | 4,196 | 34,022 | 10,325 | 2,725 | 13,050 |
| Principales activos: | | | | | | |
| Activos fijos | 158,219 | 63,104 | 221,323 | 170,215 | 76,184 | 246,399 |
| Existencias | 276,905 | 53,373 | 330,278 | 216,223 | 36,163 | 252,386 |
| Cuentas por Cobrar | 227,697 | 62,313 | 290,010 | 114,264 | 43,641 | 157,905 |

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

## 8) PATRIMONIO

Por acuerdo de Junta General de Accionistas del 28 de marzo del 2006, se aprobó aumentar el capital social en S/.18.0 millones mediante la capitalización de resultados acumulados y excedente de revaluación.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital social estará representado por 258,360,000 acciones comunes de un valor nominal de S/.1.10 cada una.

Por acuerdo de la Junta General de Accionistas antes mencionada, se aprobó la distribución de dividendos en efectivo por S/.13.3 millones.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

## 9) CONTINGENCIAS Y COMPROMISOS

Al 31 de Marzo del 2006, la Compañía tiene las siguientes contingencias:

a. En Abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.4.9 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación al Tribunal Fiscal.

b. En Diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.17.5 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación a la Administración Tributaria.

c. Al 31 de Marzo del 2006, la Compañía mantiene en proceso de reclamación, juicios por US$ 1.5 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Al 31 de Marzo del 2006, la Compañía tiene los siguientes compromisos:

a. Avales por US$ 12.3 millones y US$ 8.0 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US$ 3.1 millones, que garantizan transacciones diversas.

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

## 10) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

| | Trimestres terminados el: | |
|---|---|---|
| | 31-03-06 | 31-03-05 |
| Utilidad neta | 21,012,000 | 4,174,000 |
| Promedio ponderado de acciones comunes en circulación | 258,360,000 | 258,360,000 |
| Utilidad básica por acción | S/.0.081 | S/.0.016 |

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones

potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

## 11) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 31 de marzo que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

| | 31-03-06<br>S/.000 | 31-03-05<br>S/.000 |
|---|---|---|
| Ajustes por registro de : | | |
| Transferencias de existencias a inmuebles, maquinarias y equipo | 6,784 | 6,152 |
| Transferencias de inmuebles, maquinarias y equipo a existencias | 10,266 | 14,283 |

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

## PLANTILLA DE INFORMACION FINANCIERA SECTOR DIVERSAS: Trimestral Individual y Consolidada

**DATOS GENERALES DE LA EMPRESA**

| | | |
|---|---|---|
| **RPJ :** | B60001 | Ingresar a 6 digitos |
| **Ejercicio:** | 2006 | Ingresar 4 digitos como maximo |
| **Tipo de Informacion:** | TC | Si es Trimestral Individual ingresar TI,<br>si es Trimestral Consolidada ingresar TC |
| **Periodo:** | 1 | Ingresar :<br>1 si es 1er trimestre, 2 si es 2do trimestre,<br>3 si es 3er trimestre, 4 si es 4to trimestre |
| **Denominacion de la empresa:** | **FERREYROS S.A.A. Y SUBSIDIARIAS** | Ingresar con letras MAYUSCULAS |
| **CIIU :** | 5150 | Ingresar 4 digitos como maximo |
| **E-mail 1 :** | contralo@ferreyros.com.pe | Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo:<br>mvnet@conasev.gob.pe |
| **E-mail 2 :** | bchauca@ferreyros.com.pe | Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo:<br>mvnet@conasev.gob.pe |
| **Pagina Web :** | www.ferreyros.com.pe | Ejemplo:<br>www.conasev.gob.pe |
| **Moneda** | Nuevos Soles | Elegir la moneda |
| **E. de Flujos de Efectivo** | Método Directo | Señalar que metodo utilizo para preparar el Estado de Flujos de Efectivo |

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

**FERREYROS S.A.A. Y SUBSIDIARIAS**
**Balance General**
**Al 31 de Marzo del año 2006 y 31 de Diciembre del año 2005**
**(En miles de nuevos soles)**

| Codigo | | Notas | Al 31 de Marzo 2006 | Al 31 de Diciembre 2005 |
|---|---|---|---|---|
| | **Activo** | | | |
| | **Activo Corriente** | | | |
| 1D0109 | Efectivo y equivalentes de efectivo | | 60,389 | 17,189 |
| 1D0114 | Inversiones financieras | | 0 | 0 |
| 1D0110 | Activos financieros a valor razonable a través de ganancias y pérdidas | | 0 | 0 |
| 1D0111 | Activos disponibles para la venta | | 0 | 0 |
| 1D0108 | Activos por Instrumentos Financieros Derivados | | 0 | 0 |
| 1D0103 | Cuentas por Cobrar Comerciales (neto de provisión acumulada) | 3 | 260,223 | 259,723 |
| 1D0104 | Cuentas por Cobrar a Vinculadas | | | |
| 1D0105 | Otras Cuentas por Cobrar (neto de provisión acumulada) | | 13,588 | 18,605 |
| 1D0106 | Existencias (neto de provisión acumulada) | 4 | 330,278 | 297,697 |
| 1D0112 | Activos Biológicos | | | |
| 1D0115 | Activos no corrientes disponibles para la venta | | | |
| 1D0107 | Gastos Pagados por Anticipado | | 9,298 | 6,168 |
| 1D0113 | Otros activos | | | |
| 1D01ST | **Total Activo Corriente** | | **673,776** | **599,382** |
| | **Activo No Corriente** | | | |
| 1D0201 | Cuentas por cobrar comerciales a largo plazo | 3 | 29,788 | 41,535 |
| 1D0202 | Cuentas por Cobrar a Vinculadas a Largo Plazo | | 0 | 0 |
| 1D0203 | Otras Cuentas por Cobrar a Largo Plazo | | 0 | 0 |
| 1D0217 | Inversiones financieras | | 17,859 | 17,749 |
| 1D0213 | Activos disponibles para la venta | | 0 | 0 |
| 1D0215 | Activos financieros mantenidos a vencimiento | | 0 | 0 |
| 1D0214 | Inversiones al método de la participación | | 14,213 | 13,608 |
| 1D0218 | Otras Inversiones financieras | | 3,646 | 4,141 |
| 1D0210 | Activos por Instrumentos Financieros Derivados | | | |
| 1D0209 | Existencias | | | |
| 1D0216 | Activos Biológicos | | | |
| 1D0211 | Inversiones Inmobiliarias | | | |
| 1D0205 | Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada) | 5 | 221,323 | 226,159 |
| 1D0206 | Activos Intangibles (neto de amortización y desvalorización acumulada) | | | |
| 1D0207 | Impuesto a la Renta y Participaciones Diferidos Activo | | 12,769 | 11,301 |
| 1D0212 | Crédito Mercantil | | 0 | 0 |
| 1D0208 | Otros Activos | | 877 | 763 |
| 1D02ST | **Total Activo No Corriente** | | **282,616** | **297,507** |
| 1D020T | **TOTAL ACTIVO** | | **956,392** | **896,889** |

| | Notas | Al 31 de Marzo 2006 | Al 31 de Diciembre 2005 | Codigo |
|---|---|---|---|---|
| **Pasivo y Patrimonio** | | | | |
| **Pasivo Corriente** | | | | |
| Sobregiros Bancarios | | 985 | 2,158 | 1D0306 |
| Obligaciones Financieras | | 134,289 | 79,211 | 1D0309 |
| Cuentas por Pagar Comerciales | | 67,132 | 125,067 | 1D0302 |
| Cuentas por Pagar a Vinculadas | | | | 1D0303 |
| Provisiones | | | | 1D0310 |
| Impuesto a la Renta y Particip. Corrientes | | 12,953 | 12,502 | 1D0311 |
| Otras Cuentas por Pagar | | 173,028 | 143,127 | 1D0304 |
| Pasivos por Instrumentos Financieros Derivados | | | | 1D0308 |
| **Total Pasivo Corriente** | | **388,387** | **362,065** | 1D03ST |
| **Pasivo No Corriente** | | | | |
| Obligaciones Financieras | | 235,962 | 214,337 | 1D0401 |
| Cuentas por Pagar Comerciales | | | | 1D0407 |
| Cuentas por pagar a Vinculadas | | | | 1D0402 |
| Pasivos por Instrumentos Financieros Derivados | | | | 1D0405 |
| Provisiones | | | | 1D0406 |
| Otras Cuentas por Pagar | | | | 1D0408 |
| Ingresos Diferidos (netos) | | 9,523 | 5,669 | 1D0403 |
| Impuesto a la Renta y Particip.Diferidos Pasivo | | | | 1D0404 |
| **Total Pasivo No Corriente** | | **245,485** | **220,006** | 1D04ST |
| **Total Pasivo** | | **633,872** | **582,071** | 1D040T |
| **Patrimonio Neto** | | | | |
| Capital | 8 | 284,196 | 266,178 | 1D0701 |
| Capital adicional | | | | 1D0702 |
| Resultados no realizados | | 8,104 | 12,303 | 1D0708 |
| Reservas Legales | | 13,087 | 10,073 | 1D0705 |
| Otras Reservas | | | | 1D0706 |
| Resultados Acumulados | 8 | 17,133 | 26,264 | 1D0707 |
| Diferencias de Conversión | | | | 1D0709 |
| **Total Patrimonio Neto atribuible a los accionistas de la matriz** | | **322,520** | **314,818** | 1D0710 |
| Intereses Minoritarios | | 0 | 0 | 1D0503 |
| **Total Patrimonio Neto** | | **322,520** | **314,818** | 1D07ST |
| **TOTAL PASIVO Y PATRIMONIO NETO** | | **956,392** | **896,889** | 1D070T |

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

**Estado de Ganancias y Pérdidas**

**Por los periodos terminados al 31 de Marzo del año 2006 y 2005**

**(En miles de nuevos soles)**

| | Notas | Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2006 | Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2005 | Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2006 | Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2005 |
|---|---|---|---|---|---|
| **Ingresos Operacionales** | | | | | |
| Ventas Netas (ingresos operacionales) | 12 | 337,983 | 228,747 | 337,983 | 228,747 |
| Otros Ingresos Operacionales | | 116 | 349 | 116 | 349 |
| **Total de Ingresos Brutos** | | **338,099** | **229,096** | **338,099** | **229,096** |
| Costo de Ventas (Operacionales) | | -259,775 | -174,780 | -259,775 | -174,780 |
| Otros costos operacionales | | 0 | 0 | 0 | 0 |
| **Total Costos Operacionales** | | **-259,775** | **-174,780** | **-259,775** | **-174,780** |
| **Utilidad Bruta** | | **78,324** | **54,316** | **78,324** | **54,316** |
| **Gastos Operacionales** | | | | | |
| Gastos de Ventas | | -23,628 | -24,346 | -23,628 | -24,346 |
| Gastos de Administración | | -20,674 | -16,920 | -20,674 | -16,920 |
| **Utilidad Operativa** | | **34,022** | **13,050** | **34,022** | **13,050** |
| **Otros Ingresos (gastos)** | | | | | |
| Ingresos Financieros | | 12,613 | 7,086 | 12,613 | 7,086 |
| Gastos Financieros | | -9,667 | -7,583 | -9,667 | -7,583 |
| Participación en los resultados de empresas vinculadas bajo el método de participación | | | | | |
| Ganancia o pérdida por instrumentos financieros derivados | | | | | |
| Ganancia o pérdida por venta de activos | | | | | |
| Otros Ingresos | | | | | |
| Otros Gastos | | -2,461 | -4,040 | -2,461 | -4,040 |
| Efecto acumulado por cambios en las políticas contables | | | | | |
| **Resultado antes de Participaciones y del Impuesto a la Renta** | | **34,507** | **8,513** | **34,507** | **8,513** |
| Participación de los trabajadores | | -3,040 | -1,195 | -3,040 | -1,195 |
| Impuesto a la Renta | | -10,455 | -3,143 | -10,455 | -3,143 |
| **Utilidad (Perdida) Neta del Ejercicio** | | **21,012** | **4,175** | **21,012** | **4,175** |
| | | | | | |
| **Utilidad (Pérdida) Neta atribuible:** | | | | | |
| **Accionistas de la matriz** | | 21,012 | 4,175 | 21,012 | 4,175 |
| **Intereses Minoritarios** | | 0 | 0 | 0 | 0 |
| | | **21,012** | **4,175** | **21,012** | **4,175** |
| Utilidad (pérdida) básica por acción común | 11 | 0.081 | 0.016 | 0.081 | 0.016 |
| Utilidad (pérdida) básica por acción de inversión | | 0.000 | 0.000 | 0.000 | 0.000 |
| Utilidad (pérdida) diluida por acción común | | 0.000 | 0.000 | 0.000 | 0.000 |
| Utilidad (pérdida) diluida por acción de inversión | | 0.000 | 0.000 | 0.000 | 0.000 |

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

**Estado de Flujos de Efectivo**
Por los periodos terminados al 31 de Marzo del año 2006 y 2005

(En miles de nuevos soles)

| Codigo de Cuenta | | Notas | Del 1 de Enero de 2006 al 31 de Marzo de 2006 | Del 1 de Enero de 2005 al 31 de Marzo de 2005 |
|---|---|---|---|---|
| | **ACTIVIDADES DE OPERACIÓN** | | | |
| | **Cobranza (entradas) por:** | | | |
| 3D0101 | Venta de bienes o servicios e ingresos operacionales | | 390,605 | 247,804 |
| 3D0110 | Honorarios y comisiones | | | |
| 3D0103 | Intereses y rendimientos (no incluidos en la actividad de inversión) | | 2,853 | |
| 3D0111 | Dividendos (no incluidos en la actividad de inversión) | | | |
| 3D0112 | Regalías | | | |
| 3D0104 | Otros cobros de efectivo relativos a la actividad | | 10,790 | 6,530 |
| | **Menos pagos (salidas) por:** | | | |
| 3D0109 | Proveedores de bienes y servicios | | -375,732 | -195,850 |
| 3D0105 | Remuneraciones y beneficios sociales | | -31,521 | -34,021 |
| 3D0106 | Tributos | | -11,521 | -4,594 |
| 3D0107 | Intereses y rendimientos (no incluidos en la actividad de financiamiento) | | | |
| 3D0114 | Dividendos (no incluidos en la actividad de financiamiento) | | | |
| 3D0113 | Regalías | | | |
| 3D0108 | Otros Pagos de efectivo relativos a la actividad | | -8,528 | -3,526 |
| 3D01ST | **Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación** | | **-23,054** | **16,343** |
| | **ACTIVIDADES DE INVERSIÓN** | | | |
| | **Cobranza (entradas) por:** | | | |
| 3D0209 | Prestamos a vinculadas | | 0 | 0 |
| 3D0201 | Venta de inversiones financieras | | 0 | 0 |
| 3D0213 | Venta de inversiones inmobiliarias | | 0 | 0 |
| 3D0202 | Venta de inmuebles, maquinaria y equipo | | 843 | 765 |
| 3D0203 | Venta de activos intangibles | | 0 | 0 |
| 3D0210 | Intereses y rendimientos | | 0 | 0 |
| 3D0211 | Dividendos | | 15 | 0 |
| 3D0204 | Otros cobros de efectivo relativos a la actividad | | | |
| | **Menos pagos (salidas) por:** | | | |
| 3D0212 | Prestamos otorgados a vinculadas | | 0 | 0 |
| 3D0205 | Compra de inversiones financieras | | 0 | 0 |
| 3D0214 | Compra de inversiones inmobiliarias | | 0 | 0 |
| 3D0206 | Compra de inmuebles, maquinaria y equipo | | -1,910 | -2,922 |
| 3D0215 | Desembolsos por trabajos en curso de inmueble, maquinaria y equipo | | 0 | 0 |
| 3D0207 | Compra y desarrollo de activos intangibles | | 0 | 0 |
| 3D0216 | Otros activos financieros | | 0 | 0 |
| 3D0217 | Otros activos no financieros | | 0 | 0 |
| 3D0208 | Otros pagos de efectivo relativos a la actividad | | 41 | 429 |
| 3D02ST | **Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión** | | **-1,011** | **-1,728** |
| | **ACTIVIDADES DE FINANCIACION** | | | |
| | **Cobranza (entradas) por:** | | | |
| 3D0308 | Préstamos bancarios | | 4,981 | 0 |
| 3D0314 | Emisión de obligaciones financieras | | 0 | 0 |
| 3D0301 | Emisión de acciones o nuevos aportes | | 126,953 | 65,625 |
| 3D0309 | Venta de acciones en tesorería | | 0 | 0 |
| 3D0303 | Otros cobros de efectivo relativos a la actividad | | | 0 |
| | **Menos pagos (salidas) por:** | | | |
| 3D0313 | Amortización o pago de préstamos bancarios | | 0 | |
| 3D0315 | Amortización o pago de obligaciones financieras | | -56,121 | -70,093 |
| 3D0310 | Recompra de acciones propias (acciones en tesorería) | | 0 | |
| 3D0311 | Intereses y rendimientos | | -7,122 | -7,552 |
| 3D0305 | Dividendos pagados a accionistas de la matriz | | | |
| 3D0316 | Dividendos pagados a intereses minoritarios | | 0 | 0 |
| 3D0317 | Diferencias de conversión | | 0 | 0 |
| 3D0306 | Otros pagos de efectivo relativos a la actividad. | | -1,426 | -4,995 |
| 3D03ST | **Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento** | | **67,265** | **-17,015** |
| 3D0401 | **Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo** | | **43,200** | **-2,400** |
| 3D0402 | Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio | | 17,189 | 31,802 |
| 3D04ST | **Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio** | | **60,389** | **29,402** |

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

**Estado de Flujos de Efectivo**
**Por los periodos terminados al 31 de Marzo del año 2006 y 2005**

**(En miles de nuevos soles)**

| Codigo de Cuenta | | Notas | Del 1 de Enero de 2006 al 31 de Marzo de 2006 | Del 1 de Enero de 2005 al 31 de Marzo de 2005 |
|---|---|---|---|---|
| | **CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN** | | | |
| 3D05ST | Utilidad (Pérdida) neta del Ejercicio | | 21,012 | 4,175 |
| | **Más :** | | | |
| 3D0601 | Ajustes a la Utilidad (Pérdida) del Ejercicio | | 0 | 0 |
| 3D0609 | Provisión de cuentas de cobranza dudosa | | 2,514 | 1,446 |
| 3D0610 | Provisión por desvalorización de existencias | | 3,945 | 5,227 |
| 3D0611 | Provisión por fluctuación del valor de inversiones financieras | | 0 | 0 |
| 3D0612 | Depreciación del ejercicio | | 8,377 | 8,377 |
| 3D0613 | Desvalorización de activos | | 0 | 0 |
| 3D0614 | Amortización y castigo de activos intangibles | | 41 | 30 |
| 3D0615 | Provisión para protección del medio ambiente | | 0 | 0 |
| 3D0616 | Amortización de otros activos | | 0 | 0 |
| 3D0604 | Provisiones | | 9,330 | 116 |
| 3D0606 | Pérdida en venta de inversiones financieras | | 0 | 0 |
| 3D0617 | Pérdida en venta de inversiones inmobiliarias | | 0 | 0 |
| 3D0605 | Pérdida en venta de inmuebles, maquinaria y equipo | | 442 | 0 |
| 3D0618 | Pérdida en venta de activos intangibles | | 0 | 0 |
| 3D0619 | Participación en los resultados de de empresas vinculadas, netas de dividendos recibidos en efectivo | | 0 | 0 |
| 3D0622 | Pérdida por aplicación del valor razonable | | 0 | 0 |
| 3D0620 | Impuesto a la renta y participación de los trabajadores diferidos | | 40 | 885 |
| 3D0621 | Efecto acumulado por cambios en las políticas contables | | 0 | 0 |
| 3D0608 | Otros | | 7,718 | 7,232 |
| | **Menos:** | | | |
| 3D0701 | Ajustes a la Utilidad (Pérdida) del Ejercicio | | 0 | 0 |
| 3D0703 | Utilidad en venta de inversiones financieras | | 0 | 0 |
| 3D0706 | Utilidad en venta de inversiones inmobiliarias | | 0 | 0 |
| 3D0702 | Utilidad en venta de inmuebles, maquinaria y equipo | | | -95 |
| 3D0707 | Utilidad en venta de activos intangibles | | 0 | 0 |
| 3D0712 | Ganancia por aplicación del valor razonable | | 0 | 0 |
| 3D0708 | Impuesto a la renta y participación de los trabajadores diferidos | | | |
| 3D0709 | Participación en los resultados de de empresas vinculadas, netas de dividendos recibidos en efectivo | | -394 | |
| 3D0710 | Efecto acumulado por cambios en las políticas contables | | 0 | 0 |
| 3D0711 | Otros | | | |
| | **CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS** | | | |
| 3D0812 | (Aumento) Disminución de Activos financieros a valor razonable a través de ganancias y pérdidas | | 0 | 0 |
| 3D0819 | (Aumento) Disminución de Activos disponibles para la venta | | | |
| 3D0810 | (Aumento) Disminución de Activos por Instrumentos Financieros Derivados | | | |
| 3D0801 | (Aumento) Disminución de Cuentas por Cobrar Comerciales | | 30,530 | 6,284 |
| 3D0802 | (Aumento) Disminución de Cuentas por Cobrar a Vinculadas | | 0 | 0 |
| 3D0803 | (Aumento) Disminución de Otras Cuentas por Cobrar | | -2,421 | 6,631 |
| 3D0804 | (Aumento) Disminución en Existencias | | -34,316 | -16,951 |
| 3D0813 | (Aumento) Disminución en Activos Biológicos | | 0 | 0 |
| 3D0817 | (Aumento) Disminución de Activos no corrientes disponibles para la venta | | 0 | 0 |
| 3D0805 | (Aumento) Disminución en Gastos Pagados por Anticipado | | -3,036 | -2,690 |
| 3D0818 | (Aumento) Disminución de Otros Activos | | 0 | 0 |
| 3D0814 | Aumento (Disminución) de Obligaciones Financieras | | 0 | 0 |
| 3D0806 | Aumento (Disminución) de Cuentas por Pagar Comerciales | | -68,476 | 1,235 |
| 3D0807 | Aumento (Disminución) de Cuentas por Pagar a Vinculadas | | 0 | 0 |
| 3D0815 | Aumento (Disminución) de Provisiones | | | 0 |
| 3D0816 | Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes | | 0 | 0 |
| 3D0809 | Aumento (Disminución) de Otras Cuentas por Pagar | | 1,640 | -5,559 |
| 3D0811 | Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados | | 0 | 0 |
| 3D08ST | **Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación** | | **-23,054** | **16,343** |
| | **PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO** | | | |
| 3D0901 | Ajuste de ejercicios anteriores | | 0 | 0 |
| 3D0902 | Bienes adquiridos en operaciones de arrendamiento financiero | | 0 | 0 |
| 3D0903 | Compensación de pasivos corrientes | | 0 | 0 |
| 3D0904 | Compensación de pasivos no corrientes | | 0 | 0 |
| 3D0905 | Capitalización de acreencias u obligaciones | | 0 | 0 |
| 3D0906 | Revaluación de activos | | 0 | 0 |
| 3D0907 | Aportes de capital en bienes | | 0 | 0 |

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

**FERREYROS S.A.A. Y SUBSIDIARIAS**
**Estado de Cambios en el Patrimonio Neto**
**Por los periodos terminados al 31 de Marzo del año 2006 y 2005**
**(En miles de nuevos soles)**

| Codigo de Cuenta | | Capital | Capital adicional | Resultados no realizados | Reservas Legales | Otras Reservas | Resultados Acumulados | Diferencias de Conversión | Total Patrimonio Neto atribuible a los accionistas de la matriz | Intereses Minoritarios | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 4D0101 | **Saldos al 1ero. de enero de 2005** | 251,550 | 0 | 10,267 | 7,317 | 0 | 24,011 | 0 | 293,145 | 0 | **293,145** |
| 4D0117 | 1. Ingresos (gastos) reconocido directamente en el patrimonio | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D0111 | 2. Utilidad (Pérdida) Neta del Ejercicio | 0 | 0 | 0 | 0 | 0 | 4,175 | 0 | 4,175 | 0 | **4,175** |
| 4D0119 | Total de ingresos y gastos del período | **0** | **0** | **0** | **0** | **0** | **4,175** | **0** | **4,175** | **0** | **4,175** |
| 4D0102 | 3. Efecto acumulado de cambios en políticas contables y corrección de errores | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D0103 | 4. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D0104 | 5. Dividendos declarados y participaciones acordados durante el periodo | 0 | 0 | 0 | 0 | 0 | -11,990 | 0 | -11,990 | 0 | **-11,990** |
| 4D0105 | 6. Nuevos aportes de accionistas | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D0110 | 7. Reducción de capital o redención de acc. de inversión | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D0114 | 8. Acciones en tesoreria | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D0107 | 9. Incrementos o disminuciones por fusiones o escisiones | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D0108 | 10. Revaluación de activos | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D0115 | 11. Transferencia de excedente de revaluación realizado | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D0116 | 12. Movimiento de resultados no realizados del período | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D0112 | 13. Otros incrementos o disminuciones de las partidas patrimoniales | 14,628 | 0 | -1,559 | 2,755 | 0 | -15,824 | 0 | 0 | 0 | **0** |
| 4D0118 | 14. Interés Minoritario | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D01ST | **Saldos al 31 de Marzo de 2005** | **266,178** | **0** | **8,708** | **10,072** | **0** | **372** | **0** | **285,330** | **0** | **285,330** |
| 4D0201 | **Saldos al 1ero. de enero de 2006** | 266,178 | 0 | 12,303 | 10,073 | 0 | 26,264 | 0 | 314,818 | 0 | **314,818** |
| 4D0217 | 1. Ingresos (gastos) reconocido directamente en el patrimonio | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D0211 | 2. Utilidad (Pérdida) Neta del Ejercicio | 0 | 0 | 0 | 0 | 0 | 21,012 | 0 | 21,012 | 0 | **21,012** |
| 4D0219 | Total de ingresos y gastos del período | **0** | **0** | **0** | **0** | **0** | **21,012** | **0** | **21,012** | **0** | **21,012** |
| 4D0202 | 3. Efecto acumulado de cambios en políticas contables y corrección de errores | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D0203 | 4. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D0204 | 5. Dividendos declarados y participaciones acordados durante el periodo | 0 | 0 | 0 | 0 | 0 | -13,310 | 0 | -13,310 | 0 | **-13,310** |
| 4D0205 | 6. Nuevos aportes de accionistas | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D0210 | 7. Reducción de capital o redención de acc. de inversión | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D0214 | 8. Acciones en tesoreria | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D0207 | 9. Incrementos o disminuciones por fusiones o escisiones | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D0208 | 10. Revaluación de activos | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D0215 | 11. Transferencia de excedente de revaluación realizado | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D0216 | 12. Movimiento de resultados no realizados del período | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D0212 | 13. Otros incrementos o disminuciones de las partidas patrimoniales | 18,018 | 0 | -4,199 | 3,014 | 0 | -16,833 | 0 | 0 | 0 | **0** |
| 4D0218 | 14. Interés Minoritario | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | **0** |
| 4D02ST | **Saldos al 31 de Marzo de 2006** | **284,196** | **0** | **8,104** | **13,087** | **0** | **17,133** | **0** | **322,520** | **0** | **322,520** |

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

**FERREYROS S.A.A. Y SUBSIDIARIAS**
**Consistencia de los Estados Financieros**

| BALANCE GENERAL | Al 31 de Marzo | Al 31 de Diciembre |
|---|---|---|
| Total Activo **IGUAL a:** | 956,392 | 896,889 |
| - Total Pasivo+Patrimonio | 956,392 | 896,889 |
| **Consistencia: ==>** | | |

| ESTADO DE PERDIDAS Y GANANCIAS | Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2006 | Consistencia | Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2005 | Consistencia |
|---|---|---|---|---|
| **Rubros que deben ser POSITIVOS** | | | | |
| Ventas Netas (ingresos operacionales) | 337,983 | | 228,747 | |
| Otros Ingresos Operacionales | 116 | | 349 | |
| Ingresos Financieros | 12,613 | | 7,086 | |
| Otros Ingresos | 0 | | 0 | |
| **Rubros que deben ser NEGATIVOS** | | | | |
| Costo de Ventas (Operacionales) | -259,775 | | -174,780 | |
| Otros costos operacionales | 0 | | 0 | |
| Gastos de Administración | -20,674 | | -16,920 | |
| Gastos de Ventas | -23,628 | | -24,346 | |
| Gastos Financieros | -9,667 | | -7,583 | |
| Otros Gastos | -2,461 | | -4,040 | |

| ESTADO DE CAMBIOS EN EL PATRIMONIO NETO | Capital | Capital adicional | Resultados no realizados | Reservas Legales | Otras Reservas | Resultados Acumulados | Diferencias de Conversión | Total Patrimonio Neto atribuible a los accionistas de la matriz | Intereses Minoritarios |
|---|---|---|---|---|---|---|---|---|---|
| Saldos iniciales de Estado de Cambios del periodo actual **IGUALES a:** | 266,178 | 0 | 12,303 | 10,073 | 0 | 26,264 | 0 | 314,818 | 0 |
| Saldos del Balance General del periodo anterior | 266,178 | 0 | 12,303 | 10,073 | 0 | 26,264 | 0 | 314,818 | 0 |
| **Consistencia: ==>** | | | | | | | | | |
| Saldos finales del Estado de Cambios del periodo actual **IGUALES a:** | 284,196 | 0 | 8,104 | 13,087 | 0 | 17,133 | 0 | 322,520 | 0 |
| Saldos del Balance General del periodo actual | 284,196 | 0 | 8,104 | 13,087 | 0 | 17,133 | 0 | 322,520 | 0 |
| **Consistencia: ==>** | | | | | | | | | |

| | Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2006 | Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2005 |
|---|---|---|
| Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios **IGUAL a:** | 21,012 | 4,175 |
| Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas | 21,012 | 4,175 |
| **Consistencia: ==>** | | |

| ESTADO DE FLUJOS DE EFECTIVO | |
|---|---|
| El saldo de efectivo y equivalentes al inicio del Ejercicio del periodo actual **IGUAL a:** | 17,189 |
| El saldo de efectivo y equivalente de efectivo del Balance General comparativo | 17,189 |
| **Consistencia: ==>** | |
| El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual **IGUAL a:** | 60,389 |
| El saldo de efectivo y equivalente de efectivo del Balance General actual | 60,389 |
| **Consistencia :==>** | |

| Conciliación del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operación | Del 1 de Enero de 2006 al 31 de Marzo de 2006 | Del 1 de Enero de 2005 al 31 de Marzo de 2005 |
|---|---|---|
| Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo **IGUAL a:** | 21,012 | 4,175 |
| Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas | 21,012 | 4,175 |
| **Consistencia: ==>** | | |

| | Del 1 de Enero de 2006 al 31 de Marzo de 2006 | Del 1 de Enero de 2005 al 31 de Marzo de 2005 |
|---|---|---|
| Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación **IGUAL a:** | -23,054 | 16,343 |
| Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación. | -23,054 | 16,343 |
| **Consistencia (*) :==>** | | |

(*)Si el Flujo de Efectivo se preparo por el Método indirecto no se aplica esta validación.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915